Peak Continues Expansion of Retailer Financing Program with Addition of 3rd Distributor

Montreal, Quebec--(Newsfile Corp. - January 28, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that beverage distributor Xiamen Guangzhui Ltd. ("Xiamen") became the third distributor after Beijing Dianjing Company Ltd. and Beijing Jingying Corporate Management Ltd. to join the Company's program specifically created to bring financing solutions to wholesale distributors and their retail clients through the Cubeler Lending Hub platform.

Xiamen has over 1,100 retail clients, including e-commerce giant JD.com, and owns distribution rights to several popular beverages in China, including exclusive rights for Red Bull energy drinks at PetroChina convenience stores in Guizhou province. Xiamen expects to distribute approximately 24 million cans of Red Bull per year worth about CAD$ 19.6M and will now use Peak's Lending Hub powered program to finance its acquisitions of the popular energy drink. Clients purchasing merchandise from Xiamen are also eligible to have their purchase orders financed through the program.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

Forward-Looking Statements / Information:

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